UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITIONAL PERIOD FROM                      TO

COMMISSION FILE NUMBER 001-14437

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RMI BARGAINING UNIT EMPLOYEE SAVINGS

AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RTI INTERNATIONAL METALS, INC.

Westpointe Corporate Center One, 5th Floor

1550 Coraopolis Heights Road

Pittsburgh, PA 15108-2973

RMI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

REQUIRED INFORMATION

The financial statements of the RMI Bargaining Unit Employee Savings and Investment Plan (the “Plan”) and accompanying report of the independent registered public accounting firm for such Plan set forth as Exhibit 99.1 are being furnished pursuant to the rules and regulations of the Securities and Exchange Commission.

Index to Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 99.1	Report of Independent Registered Public Accounting Firm and the RMI Bargaining Unit Employee Savings and Investment Plan Financial Statements as of December 31, 2012 and 2011 and for the year ended December 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant (who administers the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RMI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

	By:	RTI International Metals, Inc., its administrator

Date: June 28, 2013	By:	/s/ William T. Hull
William T. Hull,
Senior Vice President and Chief Financial Officer

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